# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVmo, Inc., CIK 0001691077
CUSIP: 985294107
Title of class of securities: Common Stock, $0.000001 par value
Address of issuer's principal executive offices: 433 NORTH CAMDEN DRIVE, SUITE 600, LOS ANGELES, California (CA), 90210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-22-001432
Filed by CIK 0000896493

## Reporting persons
- Hyperscale Data, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (14.02% of the class)

## Item 1. Issuer
Name of issuer: EVmo, Inc.
Address of issuer's principal executive offices: 433 N. Camden Drive, Suite 600, Beverly Hills, California 90210

## Item 2. Person Filing
Name of person filing: Hyperscale Data, Inc.
Address of principal business office or, if none, residence: 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,000,000
Percent of class:
14.02

The percentages used in this Schedule 13G are calculated based on 71,302,649 shares of Common Stock issued and outstanding on May 22, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 22, 2023.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Identification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company

## Signatures
- Hyperscale Data, Inc.: /s/ MILTON C. AULT, III, Milton C. Ault, III, Executive Chairman (02/14/2025)